EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR NINE MONTHS ENDED SEPTEMBER 30,

(UNAUDITED)

(Dollars in millions)	2012	2011
Income before income taxes (1)	$14,093	$13,752

Add: Fixed charges, excluding capitalized interest	1,150	1,101

Income as adjusted before income taxes	$15,243	$14,853

Fixed charges:
Interest expense	$760	$721
Capitalized interest	16	7
Portion of rental expense representative of interest	390	380

Total fixed charges	$1,166	$1,108

Ratio of earnings to fixed charges	13.07	13.41

(1) Income from continuing operations before income taxes excludes (a) amortization of capitalized interest and (b) the company’s share in the income and losses of less-than-fifty percent-owned affiliates.

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